Schedule A

TOTAL FUND SOLUTION
OPERATING EXPENSES LIMITATION AGREEMENT

Fund	Operating Expense Limit
Cromwell Marketfield L/S Fund
Investor Class	1.81%
Class C	2.56%
Institutional Class	1.56%
Cromwell CenterSquare Real Estate Fund
Investor Class	1.12%
Class Z	0.87%
Institutional Class	1.02%
Cromwell Tran Sustainable Focus Fund
Investor Class	1.10%
Institutional Class	0.85%
Cromwell Foresight Global Sustainable Infrastructure Fund
Investor Class	1.30%
Institutional Class	1.05%

This Schedule A was amended with Board approval on December 15, 2022, to add the Cromwell Foresight Global Sustainable Infrastructure Fund to be effective on or about December 30, 2022.

TOTAL FUND SOLUTION	CROMWELL INVESTMENT ADVISORS, LLC
on behalf of the series listed on Schedule A

By: /s/ Michael J. Weckwerth	By: /s/ Brian C. Nelson

Print Name: Michael J. Weckwerth	Print Name: Brian C. Nelson

Title: President	Title: Managing Director

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